UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

JLL Building Holdings, LLC
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With copies to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 2, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:          Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Building Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON IN

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 23, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on June 24, 2010 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on April 15, 2015 (“Amendment No. 7”), Amendment No. 8 thereto filed with the SEC on July 30, 2015 (“Amendment No. 8”,) and Amendment No. 9 thereto filed with the SEC on August 3, 2015 (“Amendment No. 9”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 10, are collectively referred to herein as the “Schedule 13D”).

Item 2.  Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 10 is filed by JLL Building Holdings, LLC, a Delaware limited liability company (“JLL Holdings”); JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”) and the sole member of JLL Holdings; JLL Associates V, L.P., a Delaware limited partnership (“JLL Associates V”) and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company (“JLL Associates G.P. “) and the general partner of JLL Associates V; and Mr. Paul S. Levy, who is a director of JLL Associates G.P. (JLL Holdings, JLL Fund V, JLL Associates V, JLL Associates G.P., and Mr. Levy collectively being the “JLL Reporting Persons”).  Except as specifically amended by this Amendment No. 10, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

The agreement among the JLL Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On March 2, 2017, JLL Holdings entered into an underwriting agreement (the “Underwriting Agreement”) with the Company and Barclays Capital Inc. (“Barclays”), relating to the previously announced secondary offering by JLL Holdings of 10,000,000 shares of Common Stock of the Company.  The offering is expected to close on or about March 8, 2017, subject to customary closing conditions.

Pursuant to the Underwriting Agreement, the Company and JLL Holdings agreed to indemnify Barclays and certain of its controlling persons against certain liabilities and to pay certain expenses associated with the offering.  JLL Holdings also agreed, subject to certain exceptions, that it will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any Common Stock of the Company without, in each case, the prior written consent of Barclays, for a period beginning on the date of the Underwriting Agreement and continuing for forty-five (45) days after the date of the Underwriting Agreement.  The offering of the shares of Common Stock of the Company described above is registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement on Form S-3, as amended, including the final prospectus supplement filed with the SEC on March 6, 2017.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit B and incorporated by reference herein.

As of the date of this Amendment No. 10, except as set forth in this Schedule 13D, there are no current plans or proposals of the JLL Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5.  Interest in Securities of the Issuer1

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(i)  JLL Holdings is the direct owner of, and may be deemed the beneficial owner of, 24,344,584 shares of the Company’s Common Stock, which represents approximately 21.7% of the outstanding shares of the Company’s Common Stock.

(ii)  By virtue of its position as sole member of JLL Holdings, JLL Fund V may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent approximately 21.7% of the outstanding shares of the Company’s Common Stock.

(iii)  By virtue of its position as the general partner of JLL Fund V, JLL Associates V may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent approximately 21.7% of the outstanding shares of the Company’s Common Stock.

(iv)  By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent approximately 21.7% of the outstanding shares of the Company’s Common Stock.
____________________
[1]
Calculation of beneficial ownership is based upon a total of 112,044,693 shares of Common Stock of the Company issued and outstanding as of March 1, 2017, based on a prospectus supplement filed with the SEC on March 6, 2017, by the Company pursuant to Rule 424(b)(5) under the Securities Act.

(v) By virtue of his position as a director of JLL Associates G.P. with contractual power to direct the disposition of the shares of Common Stock of the Company held by JLL Holdings, Mr. Levy may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent approximately 21.7%  of the outstanding shares of the Company’s Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

No transactions in the Company’s Common Stock were effected by any of the JLL Reporting Persons during the sixty days preceding the date of this Amendment No. 10.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 4 of this Amendment No. 10 is incorporated by reference to this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of March 7, 2017.

Exhibit B	Underwriting Agreement, dated as of March 2, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2017

JLL BUILDING HOLDINGS, LLC

By JLL Partners Fund V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Daniel Agroskin
Paul S. Levy, Authorized Signatory of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2017

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2017

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2017

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2017

/s/ Paul S. Levy
Paul S. Levy